

August 18, 2022

Sophie Tao
Chief Executive Officer
SPK Acquisition Corp.
Room 368, 302 Buwei
211 Fute North Road
China (Shanghai) Pilot Free Trade Zone, 200131

> **Re: SPK Acquisition Corp.**
> **Amendment No. 1 to Proxy Statement on Schedule 14A**
> **Filed August 17, 2022**
> **File No. 001-40462**

Dear Ms. Tao:

We have reviewed your August 17, 2022 response to our comment letter and your amended proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2022 letter.

Amendment No. 1 to Proxy Statement on Schedule 14A

General

1. We acknowledge your revised disclosures in response to our prior comment 2. We note your statement in the section titled "Proposal 1: The Charter Amendment Proposal" that you need an extension because you and other parties to the merger agreement are working to finalize the registration statement and that there is not sufficient time to hold a general meeting to obtain shareholder approval and to consummate the transaction. However, you also have references elsewhere in your proxy statement regarding the need to finalize agreements. Please expand your disclosures in the "Proposal 1" section to clearly state your need to finalize agreements, and explain whether those agreements include financing agreements.

Please contact Joshua Gorsky at 202-551-7836 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alex Weniger-Araujo, Esq.